Exhibit 99.3

KPMG LLP

205 5th Avenue SW

Suite 3100

Calgary AB

T2P 4B9

Telephone (403) 691-8000

Fax (403) 691-8008

www.kpmg.ca

Alberta Securities Commission

British Columbia Securities Commission

Financial and Consumer Affairs Authority of Saskatchewan

The Manitoba Securities Commission

Ontario Securities Commission

Autorité des marchés financiers

Financial and Consumer Services Commission, New Brunswick

Nova Scotia Securities Commission

Office of the Superintendent of Securities, Consumer, Corporate and Insurance Services

Division, Office of the Attorney General, Prince Edward Island Securities Office

Office of the Superintendent of Securities Service Newfoundland and Labrador

May 31, 2017

Dear Sir/Madam

Re: Notice of Change of Auditors of Enerplus Corporation

We have read the Notice of Enerplus Corporation dated May 31, 2017 and are in agreement with the statements contained in such Notice.

Yours very truly,

Chartered Professional Accountants Calgary, Canada

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity. KPMG Canada provides services to KPMG LLP.